Delisting Determination,The Nasdaq Stock Market, LLC,
February 18, 2011, NMT Medical Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of NMT Medical Inc.
(the Company), effective at the opening of the trading session on February 28, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(b)(2) and 5550(a)(2).
The Company was notified of the Staffs determination on January 27, 2011. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on February 7, 2011.